FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007
Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: April 4, 2007	/s/ Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

SALE OF AMAPARI MINE COMPLETED AND CONSTRUCTION RESUMES AT
GOLDCORP’S LOS FILOS MINE

VANCOUVER, BRITISH COLUMBIA, April 4, 2007 - GOLDCORP INC. announced today that it has completed the previously announced sale of its Amapari mine in Brazil to Peak Gold Ltd. for 155,000,000 Peak Gold common shares, representing approximately 22% of the outstanding shares of Peak Gold. Goldcorp does not have any present intention to acquire ownership of, or control over, additional securities of Peak Gold. It is the intention of Goldcorp to evaluate its investment in Peak Gold on a continuing basis and such holdings may be increased or decreased in the future.

The previously announced sale of Goldcorp’s Peak mine in Australia for $200,000,000 in cash is anticipated to take place following receipt of approval from the Foreign Investment Review Board in Australia. The purchase price for the Peak mine is being held in escrow pending completion of the sale. It is expected that such approval will be obtained within 30 days.

Goldcorp is also pleased to report construction at its Los Filos mine in Guerrero, Mexico has resumed after a road block was lifted that was obstructing the mine's main access road.

The roadblock had been carried out by certain communities and landowner groups requesting renegotiation of existing land purchase and rental agreements. A new agreement is in place, and the Company is re-mobilizing construction contractors and the work force in charge of commissioning the mine. The Company expects the first production of gold from Los Filos during the second quarter of 2007.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to receiving approval from the Foreign Investment Review Board in Australia for the sale of the Peak mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, such as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001